Filed pursuant to Rule 433
Registration No. 333-158781
December 7, 2009
Continental Airlines, Inc.
$200,000,000 Aggregate Principal Amount of
4.5% Convertible Notes due 2015
This term sheet relates only to the offering of convertible notes described below (the “notes”) and should be read together with the Preliminary Prospectus Supplement dated December 7, 2009 (including the documents incorporated by reference therein) relating to the offering before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Continental Airlines, Inc. (“Continental”).

Ticker/Exchange:	CAL/New York Stock Exchange.

Title of Securities:	4.5% Convertible Notes due 2015.

Aggregate Principal Amount Offered:	$200,000,000 aggregate principal amount of notes (excluding the underwriters’ option to purchase up to $30,000,000 of additional aggregate principal amount of notes to cover over-allotments).

Denomination:	$1,000.

Issue Price:	100% of principal, plus accrued interest, if any, from December 11, 2009.

Underwriting Discount:	2.5% of principal; $5,000,000 total.

Net Proceeds:	The issuer expects to receive approximately $194,750,000 after deducting fees and expenses (or approximately $224,000,000 if the underwriters exercise in full their over-allotment option to purchase the additional notes).

Use of Proceeds:	The issuer intends to use the net proceeds from the offering for general corporate purposes.

Maturity:	The notes will mature on January 15, 2015.

Annual Interest Rate:	4.5% per annum, accruing from December 11, 2009.

Interest Payment Dates:	Interest will accrue from December 11, 2009, and will be payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2010.

Initial Conversion Price:	Approximately $19.87 per share of common stock.

Initial Conversion Rate:	50.3145 shares of common stock per $1,000 aggregate principal amount of notes.

CUSIP Number:	210795 PU8.

Listing:	None.

Capitalization:	As of September 30, 2009, after giving effect to the issuance of the notes (excluding the underwriters’ over-allotment option) and the receipt of net proceeds as described above, Continental had cash and cash equivalents of $2,508 million, total long-term obligations of $5,490 million and total capitalization (including current maturities) of $6,670 million.

Make Whole Table
     The following table sets forth the number of additional shares, if any, by which the conversion rate will increase per $1,000 principal amount of the notes in connection with a make whole change of control (as defined in the Preliminary Prospectus Supplement) for each make whole change of control stock price and make whole change of control effective date set forth below (subject to adjustment as set forth in the Preliminary Prospectus Supplement):

	Stock Price
Make
Whole
Change
of
Control
Effective
Date	$15.90	$16.00	$18.00	$20.00	$22.50	$25.00	$27.50	$30.00	$40.00	$50.00	$60.00	$75.00	$100.00	$125.00	$150.00
Dec. 11, 2009	12.5786	12.5000	11.1111	10.0000	8.8861	7.6154	6.6272	5.8361	3.8416	2.7794	2.1298	1.5317	0.9863	0.6864	0.4998
Jan. 15, 2011	12.5786	12.5000	11.1111	10.0000	8.6618	7.3259	6.3018	5.4932	3.5102	2.4955	1.8943	1.3496	0.8641	0.5995	0.4357
Jan. 15, 2012	12.5786	12.5000	11.1111	10.0000	8.2156	6.8081	5.7516	4.9342	3.0124	2.0885	1.5629	1.1057	0.7069	0.4913	0.3570
Jan. 15, 2013	12.5786	12.5000	11.1111	9.4075	7.3287	5.8594	4.7945	3.9989	2.2604	1.5128	1.1178	0.7907	0.5113	0.3587	0.2619
Jan. 15, 2014	12.5786	12.5000	10.3164	7.6846	5.4659	4.0128	3.0436	2.3778	1.1596	0.7570	0.5712	0.4167	0.2794	0.1995	0.1466
Jan. 15, 2015	12.5786	12.1855	5.2411	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The actual make whole change of control stock price and make whole change of control effective date may not be set forth in the table above, in which case:
•	if the actual make whole change of control stock price on the make whole change of control effective date is between two stock prices in the table or the actual effective date is between two effective dates in the table, the amount of the conversion rate adjustment will be determined by straight-line interpolation between the adjustment amounts set forth for the higher and lower make whole change of control stock prices and the earlier and later make whole change of control effective dates, as applicable, based on a 365-day year;

•	if the actual make whole change of control stock price on the make whole change of control effective date exceeds $150.00 per share of Continental’s common stock (subject to adjustment), no adjustment to the conversion rate will be made; and

•	if the actual make whole change of control stock price on the make whole change of control effective date is less than $15.90 per share of Continental common stock (subject to adjustment), no adjustment to the conversion rate will be made.
Notwithstanding the foregoing, the conversion rate shall not exceed 62.8931 shares of Continental’s common stock per $1,000 principal amount of the notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes — Conversion Rights — Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement, as well as a prospectus supplement and the accompanying prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request them by contacting (1) Morgan Stanley & Co. Incorporated toll-free 1-866-718-1649; (2) Credit Suisse Securities (USA) LLC toll-free 1-800-221-1037 or (3) Goldman, Sachs & Co. toll-free 1-866-471-2526.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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